SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC
FOUNDED 1866
January 25, 2006
By EDGAR and Hand Delivery
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0305
Attention: Ms. Sara D. Kalin

Re:	Principal Financial Group Inc., Principal Life Insurance Company Registration Statement on Form S-3 filed November 17, 2005, as amended by Amendment No. 1 filed December 22, 2005, File Nos. 333-129763 and 333-129763-01(the “Registration Statement”)
Dear Ms. Kalin:
     On behalf of Principal Financial Group Inc. (“PFG”) and Principal Life Insurance Company (“Principal Life”) this letter responds to the comments of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning the Registration Statement, contained in the letter dated January 18, 2006 (the “Comment Letter”) addressed to Karen E. Shaff, Executive Vice President and General Counsel of Principal Life. For convenience, we have repeated your comments in bold and we have provided the response of Principal Life and PFG in plain text.
General
STAFF COMMENT:
1.	We note your response to prior comment 4 of our letter dated December 15, 2005, including your statement that the information called for by Item 1105 of Regulation AB is not material to the program. Please confirm, if true, that such information is not material to investors or revise to provide the information called for by Item 1105.
REGISTRANTS’ RESPONSE:
     PFG and Principal Life respectfully confirm that the information called for by Item 1105 of Regulation AB is not material to investors for the same reasons as we discussed in our previous response dated December 22, 2005.

JANUARY 25, 2006 PAGE 2	CHICAGO
STAFF COMMENT:
2.	While we note your response to prior comment 7 of our letter dated December 15, 2005, it is unclear whether the Form 8-Ks to which you refer would be filed before or after the time of each takedown. Accordingly, as a follow-up to our prior comment, please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final supplement. Refer to Item 1100(f) of Regulation AB.
REGISTRANT’S RESPONSE:
     PFG and Principal Life respectfully confirm that all finalized agreements will be filed either as exhibits to the Registration Statement or filed pursuant to a Current Report on Form 8-K prior to the time of the first takedown.
Prospectus Supplements
Cover Page
STAFF COMMENT:
3.	We reissue comment 9 of our letter dated December 15, 2005 in part. Please revise the cover page of the base prospectus, each prospectus supplement and the pricing supplements to prominently indicate that the notes represent the obligations of the “issuing entity.”
REGISTRANTS’ RESPONSE:
     In accordance with the Staff’s comment, PFG and Principal Life have revised the cover pages of (i) the prospectus supplement relating to the secured medium-term notes program (the “Institutional Prospectus Supplement”), (ii) the prospectus supplement relating to the Principal Life® CoreNotes® program (the “CoreNotes Prospectus Supplement”), (iii) the prospectus supplement relating to the secured medium-term notes retail program (the “Retail Prospectus Supplement” and, together with the Institutional Prospectus Supplement and the CoreNotes Prospectus Supplement, the “Prospectus Supplements”), and (iv) the base prospectus (the “Base Prospectus”). In addition, the Pricing Supplements have been revised in accordance with the Staff’s comments and filed as exhibits to Amendment No. 2 to the Registration Statement.
STAFF COMMENT:
4.	As a follow-up to the comment above, please revise the cover page of the base prospectus, each prospectus supplement and each of the pricing supplements to prominently indicate that the notes being offered are asset-backed securities in addition to being secured medium-term notes.

JANUARY 25, 2006 PAGE 3	CHICAGO
REGISTRANT’S RESPONSE:
     In accordance with the Staff’s comment, PFG and Principal Life have revised the cover page of each of the Prospectus Supplements and the Base Prospectus. The Pricing Supplements have been revised in accordance with the Staff’s comments and filed as exhibits to Amendment No. 2 to the Registration Statement.
Summary, page S-3
STAFF COMMENT:
5.	Given your response to prior comment 5 of our letter dated December 15, 2005, it appears that the indenture trustee fits the definition of “Servicer” set forth under Item 1101 (j) of Regulation AB. Please use the terminology set out in Regulation AB when referring to transaction parties and revise here and throughout the filing to identify Citibank as the servicer.
REGISTRANT’S RESPONSE:
     PFG and Principal Life respectfully advise the Staff that they have revised the Registration Statement in accordance with the Staff’s comments.
Redemption and Repayment, page S-8
STAFF COMMENT:
6.	Please advise us that you will appropriately caption “callable” securities in the Prospectus Supplement and Pricing Supplement and that you will discuss them in the base prospectus under the correct name if you intend to reserve the right to issue them.
REGISTRANT’S RESPONSE:
     PFG and Principal Life respectfully advise the Staff that they have revised the Registration Statement and Pricing Supplements in accordance with the Staff’s comments.
STAFF COMMENT:
7.	Also, please include the word “callable” in the title of the securities, pursuant to Item 1113(f)(2) of Regulation AB, if optional redemption or termination is available.

JANUARY 25, 2006 PAGE 4	CHICAGO
REGISTRANT’S RESPONSE:
     In accordance with the Staff’s comment and as required by Item 1113(f)(2) of Regulation AB, PFG and Principal Life will indicate in the title of the securities issued whether the securities are “callable.” Such indication will be made in the applicable Pricing Supplement.
Base Prospectus
STAFF COMMENT:
Description of Notes, page 22
8.	We reissue comment 13 of our letter dated December 15, 2005 in its entirety. As it appears from the disclosure in both your prospectus and pricing supplements that there is a specific group of indices that may be used to determine the interest rate on the notes, please expand the disclosure in your base prospectus to include this information or advise as to why such revision is not possible.
REGISTRANT’S RESPONSE:
     PFG and Principal Life respectfully advise the Staff that they have revised the Base Prospectus to provide a summary of the interest rate bases available to the floating rate secured medium-term notes, floating rate Principal Life® CoreNotes® or floating rate secured medium-term retail notes. Please see “Description of Notes — General” in the Base Prospectus.
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JANUARY 25, 2006 PAGE 5	CHICAGO
     After you have completed your review, please do not hesitate to contact, Perry J. Shwachman (312- 853-7061) or me (312- 853-7830) if you have any questions or comments regarding the above.

Sincerely,

/s/ Anthony J. Ribaudo

Anthony J. Ribaudo
AJR:mlb

cc:	Max A. Webb (Securities and Exchange Commission)
Karen E. Shaff (Principal Life Insurance Company)
Jim Fifield (Principal Life Insurance Company)
Pat Kirchner (Principal Life Insurance Company)
Perry J. Shwachman (Sidley Austin LLP)
Jeff Delaney (Pillsbury Winthrop Shaw Pittman LLP)